File
#82-4555

BLACKROCK

02034890

SUPPL

May 27, 2002

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press release dated May 14, 2002
2) Quarterly Report for the Three Months Ended March 31, 2002

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President, Finance

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

File # 82-4555

BLACKROCK

02 JUN 11

FOR IMMEDIATE RELEASE

BlackRock Achieves Record 1st Quarter Financial Results

CALGARY, ALBERTA, (May 14, 2002) - BlackRock Ventures Inc. (TSE:BVI) announced today record financial results for the first quarter of 2002.

John Festival, President of BlackRock commenting on the first quarter results indicated that "heavy oil prices have dramatically improved from the fourth quarter of 2001 and this is reflected in our 76% increase in cash flow and 29% increase in revenues. Combined with development activities at our recent heavy oil discovery at Seal, this has been a very successful quarter for BlackRock".

Highlights of activities during the three months ended March 31, 2002 were:

- Completed a successful delineation program at Seal, in northern Alberta; identified a development program with up to 110 wells planned.
- Oil production averaged 3,207 barrels of oil per day, an 11% increase from the 4th quarter of 2001.
- Improved heavy oil differentials resulted in wellhead prices of $19.51 per barrel, a 94% increase from the 4th quarter of 2001.
- Production revenues increased 29% to $4.7 million, cash flow increased 76% to $2.1 million.
- Successful equity financing of 12 million common shares, raising $18 million.

HIGHLIGHTS

		Q1 2002		Q1 2001
Financial (in $000's, except per share amounts)				
Revenue (1)	$	4,669	$	3,613
Cash flow	$	2,056	$	1,166
Per share	$	0.04	$	0.02
Earnings (loss)	$	411	$	(77)
Per share	$	0.01	$	0.00
Capital expenditures	$	2,606	$	955
Working capital	$	17,937	$	3,307
Common shares outstanding (000's)		66,860		53,964

Operating

Sales (boe/day)		
Conventional properties	2,659	2,786
Hilda Lake	548	455
	3,207	3,241
Average prices ($/bbl)		
Conventional properties	$ 19.51	$ 14.41
Hilda Lake	$ 17.04	$ 12.73

(1) the net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

Seal

BlackRock completed a very successful five well drilling program at Seal during the first quarter. We have now drilled and tested a total of eight wells in the area. Total production from the area is currently 1,700 barrels of oil per day (1,050 net to BlackRock). Typical initial production rates have ranged from 200 – 400 barrels of oil per well. Production at Seal has been restricted due to the lack of heavy oil infrastructure in the area. The success from this initial eight well program has provided BlackRock with the information to establish a development plan for the area, which will include up to 110 development drilling locations. BlackRock will have an average working interest in the area of 60 percent. In addition, BlackRock has only evaluated 8,000 of its 40,000 net acres in the area. The Company has three additional prospects to test, one of which will be tested in the summer and the other two prospects will be tested next winter. Each of these prospects has the potential to be at least equal in size to our initial Seal discovery.

The next step in developing Seal is to file a down-spacing application with the EUB, which will allow BlackRock to commence full-scale field development. It is expected that the down-spacing application will be filed in the second quarter and development drilling planned to begin in the fourth quarter or early first quarter of 2003. During the interim period, BlackRock will be focusing its activities on establishing infrastructure in the area including road construction, planning for an oil treating facility, as well as evaluating the economics of installing a pipeline in the area. Oil is currently being trucked to area batteries and we are confident that the size of the discovery will justify the construction of a pipeline that would reduce trucking costs and enhance project economics.

Lloydminster

No new drilling activities were undertaken in the Lloydminster area during the first quarter, however, due to higher heavy oil prices, wells that were shut-in in the fourth quarter were selectively brought back on production. BlackRock is planning a five to ten well drilling program for the Lloydminster area this summer.

Hilda Lake SAGD Pilot

The Company is continuing work on its 20,000 barrel per day SAGD development application at Hilda Lake. BlackRock is planning to build the project in two phases of 10,000 barrels of oil per day. The first phase is estimated to cost approximately $150 million. The pilot continues to operate at production rates of 500 – 550 barrels of oil per day. Production rates are restricted due to limited steam generation capacity for the pilot.

Production

Oil production for the three months ended March 31, 2002 was 3,207 barrels per day, compared with 3,241

barrels per day for the same period in 2001. First quarter production was up 11% from the fourth quarter of 2001, due to new drilling at Seal and from the re-activation of several wells in the Lloydminster area. Current production is approximately 3,800 barrels of oil per day.

Average Daily Production (bbls/d)	Three months ended March 31, 2002	2001
Seal	709	109
Lloydminster	1,950	2,677
Hilda lake	548	455
	3,207	3,241

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and the audited financial statements and MD&A for the year ended December 31, 2001.

Although crude oil prices were generally lower in the first quarter of 2002 compared to 2001, heavy oil differentials narrowed considerably, resulting in heavy oil producers enjoying higher prices compared to last year. Lower differentials are due to higher demand for heavy oil caused by low asphalt inventories and reduced supplies as a result of OPEC's curtailment of production.

For the first three months of 2002, crude prices (WTI) averaged US$21.64 per barrel, 25% lower than 2001. The Bow River Heavy oil differential averaged US$5.17 per barrel in 2002 compared with US$11.81 per barrel for the first quarter of 2001. Heavy oil differentials are expected to remain narrow during the summer months due to high asphalt demand for paving.

In addition to narrow differentials, condensate costs have dropped resulting in lower blending costs for heavy oil producers.

Results of Operations

Gross revenues for the first three months of 2002 increased 29% to $4.7 million from $3.6 million for the same period in 2001. The increased revenue was due to higher wellhead prices during the quarter. BlackRock's wellhead price averaged $19.51 per barrel in the first quarter of 2002 compared to $14.41 for the first quarter of 2001. Crude oil production from BlackRock's conventional heavy oil properties was 2,659 barrels of oil per day for the first quarter of 2002 compared with 2,786 barrels of oil per day for the same period in 2001. The slight decrease in production from last year was due to low drilling activity throughout 2001 as a result of depressed heavy oil prices last year.

Royalties have increased to $0.8 million, or 17% of revenues, from $0.4 million, or 12% of revenues. The higher royalty rate is due to higher oil prices and due to higher royalty rates at Seal. The Seal area is eligible for the low oil sands crown royalty rate of 1%, however, until our application is approved by regulatory authorities, the Company is paying conventional heavy oil royalty rates.

Operating costs have decreased to $1.3 million in the first three months of 2002 from $1.6 million in 2001. On a per barrel basis, operating costs were $5.14 compared with $6.29 in 2001. The decrease reflects the

continued improvement in operating costs experienced in 2001 resulting from lower well servicing charges.

	Three months ended March 31,	
	2002	2001
Netbacks ($/boe)		
Revenue	$19.51	$16.38
Hedging loss	-	(1.97)
	19.51	14.41
Royalties	3.34	1.74
Operating costs	5.14	6.29
Field netback	$11.03	$6.38

General and administrative costs were $0.5 million for the first three months of 2002 compared with $0.4 million for 2001. The increase was mainly due to performance incentives provided to certain employees during the first quarter. On a per barrel basis, general and administrative costs were $1.94 in 2002 compared to $1.51 in 2001.

Current tax expenses were $146,000 during the first three months of 2002. This is comprised of $25,000 of federal Large Corporation Tax and $121,000 of the Saskatchewan Resource Surcharge. The Company does not expect to pay income taxes in 2002.

Cash flow from operations increased 76% to $2.1 million, or $0.04 per share, in the first three months of 2002 compared to $1.2 million for the first three months of 2001. Net income for the first quarter of 2002 was $411,000, or $0.01 per share, compared with a loss of $77,000 in 2001.

All revenues and expenses from the Hilda Lake SAGD project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage. During the first quarter of 2002, the Hilda Lake project sold an average of 548 barrels of oil per day, resulting in additional revenues and cash flow of $840,000 and $500,000 (2001 - $521,000 and $125,000) respectively. For the three months ended March 31, 2002, wellhead prices at Hilda Lake averaged $17.04 per barrel, compared to $12.73 per barrel for the same period in 2001.

Liquidity and Capital Resources

Capital expenditures were $2.6 million in the first quarter of 2002 compared with $1.0 million in the first quarter of 2001. The majority of expenditures were in the Seal area in northern Alberta, where five wells were drilled.

BlackRock successfully completed a $18 million equity financing in March by issuing 12,000,000 common shares at $1.50 per share. The proceeds will be used for our on-going exploration and development program. In addition, the Company issued 658,800 common shares as a result of the exercise of stock options, generating funds of $537,000.

As at March 31, 2002, BlackRock had positive working capital of $18 million and no long term debt.

Outlook

Heavy oil prices have improved dramatically from the fourth quarter of 2001. It is expected that differentials should remain narrow during the summer as asphalt demand is high.

We are very excited about our Seal project and are looking forward to start the development phase of the project. While no drilling activity will be undertaken at Seal until late in the year, activities will be concentrated on planning and construction of infrastructure in the area, as well as developing plans to test the other three potential blocks on the play.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSE: BVI),
visit our website, www.blackrock-ven.com

This document contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in documents filed with regulatory authorities.

BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		March 31, 2002		December 31, 2001
Assets				
Current assets				
Cash and term deposits	$	18,882	$	1,693
Accounts receivable		3,018		1,132
Prepaid expenses		95		118
		21,995		2,943
Oil and gas properties		45,247		43,823
Other assets		65		70
	$	67,307	$	46,836
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	4,058	$	1,781
Provision for site restoration		710		618
Future income taxes		5,017		5,188
		9,785		7,587
Shareholders' equity				
Common shares		67,808		49,946
Deficit		(10,286)		(10,697)
		57,522		39,249
	$	67,307	$	46,836

BLACKROCK VENTURES INC.

Statements of Operations
Three months ended March 31,
(unaudited)

(Cdn $ in thousands, except per share amounts)		2002		2001
Revenue				
Oil and gas	$	4,669	$	3,613
Royalties		(800)		(436)
		3,869		3,177
Operating expenses				
Production		1,231		1,578
General and administrative		464		380
Depletion and depreciation		1,278		1,195
		2,973		3,153
		896		24
Other *income*				
Interest income		28		87
Earnings before taxes		924		111
Provision for income taxes				
Current taxes		146		140
Future income taxes		367		48
		513		188
Earnings (loss) for the period	$	411	$	(77)
Earnings per share (note 5)				
Basic and Diluted	$	0.01	$	0.00

BLACKROCK VENTURES INC.

Statements of Cash Flows
Three months ended March 31,
(unaudited)

(Cdn $ in thousands, except per share amounts)		2002		2001
Cash provided by (used in):				
OPERATING ACTIVITIES				
Earnings (loss) for the period	$	411	$	(77)
Non-cash charges to earnings				
Depletion and depreciation		1,278		1,195
Future income taxes		367		48
Funds from operations		2,056		1,166
Net change in non-cash working capital		(1,569)		(152)
		487		1,014
INVESTMENT ACTIVITIES				
Additions to oil and gas properties		(2,606)		(955)
Other assets		-		(11)
Net change in non-cash working capital		1,983		(7,027)
		(623)		(7,993)
FINANCING ACTIVITIES				
Net proceeds on issue of common shares		17,325		4
Increase (decrease) in cash		17,189		(6,975)
Cash and term deposits, beginning of period		1,693		10,734
Cash and term deposits, end of period	$	18,882	$	3,759
Cash flow from operations per share				
Basic	$	0.04	$	0.02
Diluted	$	0.03	$	0.02
Supplemental disclosure:				
Cash interest received	$	16	$	70
Cash taxes paid (capital tax and large corporation tax)	$	146	$	140

BLACKROCK VENTURES INC.

Statements of Deficit
Three months ended March 31,
(unaudited)

(Cdn $ in thousands)		2002		2001
Deficit, beginning of period	$	(10,697)	$	(11,254)
Earnings (loss) for the period		411		(77)
Deficit, end of period	$	(10,286)	$	(11,331)

1. Basis of presentation

The accompanying financial statements have been prepared without audit. All material adjustments, consisting only of items of a normal or recurring nature, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods have been made. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2001. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2001 annual report.

2. Nature of operations

The Company's principal business is the acquisition, exploration, development and production from heavy oil properties in Canada. These activities include the construction and operation of a pilot plant on its Hilda Lake Alberta property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production.

The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest. All revenue and expenses from the Hilda Lake project are being capitalized until the project reaches the commercial production stage.

3. Oil and Gas Properties

(Cdn $ in thousands)	March 31, 2002	December 31, 2001
Petroleum and natural gas interests	$ 37,986	$ 34,971
Accumulated depletion and depreciation	(7,777)	(6,595)
	30,209	28,376
Hilda Lake SAGD project	15,038	15,447
	$ 45,247	$ 43,823

During the three months ended March 31, 2002, the Company capitalized $280,000 (2001 – $138,000) of general and administrative costs related to exploration and development activity.

At March 31, 2002, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,755,000 (2001 - $20,245,000).

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance December 31, 2001	54,201,304	$	49,946
Issued for cash	12,000,000		18,000
Issue costs, net of tax benefits			(675)
Stock options exercised	658,800		537
Balance March 31, 2002	66,860,104	$	67,808

(c) Stock Based Compensation:

The Company does not recognize compensation expense for stock options granted to employees and directors. Effective January 1, 2002, companies electing not to recognize the fair value of stock options granted to employees and directors are required to make pro forma disclosures of net income and earnings per share as if the fair value method had been applied. During the three months ended March 31, 2002, the Company issued 315,000 stock options to employees. If the Company had applied the fair value method to all stock options granted in 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

(Cdn $ in thousands, except per share amounts)		Amount
Net earnings for the period, as reported	$	411
Net earnings for the period, proforma		404
Earnings per share, as reported		0.01
Earnings per share, proforma	$	0.01

The following table sets out the assumptions used in applying the Black-Scholes model:

Fair value of options granted	378,000
Risk-fee interest rate	5.15%
Expected life (in years)	5
Expected volatility	0.65
Dividends per share	-

5. Earnings Per Share

(Cdn $ in thousands)		2002		2001
Net earnings (loss)	$	411	$	(77)
Weighted average number of shares outstanding		58,558,504		53,960,971
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		2,139,893		865,856
Basic earnings per share	$	0.01	$	0.00
Diluted earnings per share	$	0.01	$	0.00

6. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of March 31 2002, none of the Company's future production was hedged.

-30-

File # 82-4555

BLACKROCK VENTURES INC.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2002



HIGHLIGHTS

BlackRock's Seal property remains a highlight of our operational activities and is starting to have a singificant impact on our financial results. Highlights of the three months ended March 31, 2002 were:

- Completed a successful delineation program at Seal, in northern Alberta. Identified up to 110 wells for the planned development program.
- Oil production averaged 3,207 barrels of oil per day, an 11 percent increase from the fourth quarter of 2001.
- Improved heavy oil differentials resulted in wellhead prices of $19.51 per barrel, a 94 percent increase from the fourth quarter of 2001.
- Production revenues increased 29 percent to $4.7 million; cash flow increased 76 percent to $2.1 million.
- Successful equity financing of 12 million common shares raised $18 million.

	Q1 2002	Q1 2001
Financial		
(in $000s, except per share amounts)		
Revenue [1]	$ 4,669	$ 3,613
Cash flow	$ 2,056	$ 1,166
Per share	$ 0.04	$ 0.02
Earnings (loss)	$ 411	$ (77)
Per share	$ 0.01	$ 0.00
Capital expenditures	$ 2,606	$ 955
Working capital	$ 17,937	$ 3,307
Common shares outstanding (000s)	66,860	53,964
Operating		
Sales (boe/day)		
Conventional properties	2,659	2,786
Hilda Lake	548	455
	3,207	3,241
Average prices ($/bbl)		
Conventional properties	$ 19.51	$ 14.41
Hilda Lake	$ 17.04	$ 12.73

(1) The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

OPERATIONS REVIEW

Seal

BlackRock completed a very successful five well drilling program at Seal during the first quarter, bringing to eight the total number of wells drilled and tested. Total production from the area is currently 1,700 barrels of oil per day (1,050 net to BlackRock), with typical initial daily production rates ranging from 200-400 barrels of oil per well. Production at Seal has been restricted due to the lack of heavy oil infrastructure in the area. The success of this initial eight well program has provided BlackRock with the information to establish a development plan for the area, which will include up to 110 development drilling locations. BlackRock will have an average working interest in the area of 60 percent. In addition, BlackRock has only evaluated 8,000 of its 40,000 net acres in the area. The Company has three additional prospects to evaluate, one of which will be tested this summer and the other two next winter. Each of these prospects has the potential to be at least equal in size to our initial Seal discovery.

The next step in developing Seal is to file a down-spacing application with the Energy Utilities Board (EUB), which will allow BlackRock to commence full-scale field development. We expect to file the down-spacing application in the second quarter, and development drilling is planned to begin in the fourth quarter or early in the first quarter of 2003. In the interim, BlackRock will focus on establishing infrastructure in the area including road construction, planning for an oil treating facility, as well as evaluating the economics of installing a pipeline in the area. Oil is currently being trucked to area batteries and we are confident that the size of the discovery will justify the construction of a pipeline that would reduce trucking costs and enhance project economics.

Lloydminster

No new drilling activities were undertaken in the Lloydminster area during the first quarter. However, due to higher heavy oil prices, wells that were shut-in in the fourth quarter were selectively brought back on production. BlackRock is planning a five to ten well drilling program for the Lloydminster area this summer.

Hilda Lake SAGD Pilot

The Company is continuing work on its 20,000 barrel per day SAGD development application at Hilda Lake. BlackRock is planning to build the project in two phases of 10,000 barrels of oil per day each, with the first phase estimated to cost approximately $150 million. The pilot continues to operate at production rates of 500-550 barrels of oil per day. Production rates are restricted due to limited steam generation capacity for the pilot.

Production

Oil production for the three months ended March 31, 2002 was 3,207 barrels per day, compared with 3,241 barrels per day for the same period in 2001. First quarter production was up 11 percent from the fourth quarter of 2001, due to new drilling at Seal and the re-activation of several wells in the Lloydminster area. Current production is approximately 3,800 barrels of oil per day.

Average daily production

(bbls/d)	Three months ended March 31,	
	2002	2001
Seal	709	109
Lloydminster	1,950	2,677
Hilda Lake	548	455
	3,207	3,241

MANAGEMENT'S DISCUSSION & ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and the audited financial statements and MD&A for the year ended December 31, 2001.

Although crude oil prices were generally lower in the first quarter of 2002 compared to 2001, heavy oil differentials narrowed considerably, resulting in heavy oil producers enjoying higher prices compared to last year. Lower differentials were due to higher demand for heavy oil caused by low asphalt inventories and reduced heavy oil supplies as a result of OPEC's curtailment of production.

For the first three months of 2002, crude oil prices (WTI) averaged US$21.64 per barrel, 25 percent lower than 2001. The Bow River Heavy oil differential averaged US$5.17 per barrel in 2002 compared with US$11.81 per barrel for the first quarter of 2001. Heavy oil differentials are expected to remain narrow during the summer months due to high asphalt demand for paving.

In addition to narrow differentials, condensate costs have dropped resulting in lower blending costs for heavy oil producers.

Results of Operations

Gross revenues for the first three months of 2002 increased 29 percent to $4.7 million from $3.6 million for the same period in 2001. The increased revenue reflects higher wellhead prices during the quarter. BlackRock's wellhead price averaged $19.51 per barrel in the first quarter of 2002 compared to $14.41 for the first quarter of 2001. Crude oil production from BlackRock's conventional heavy oil properties was 2,659 barrels of oil per day for the first quarter of 2002 compared with 2,786 barrels of oil per day for the same period in 2001. The slight decrease in production from last year was due to low drilling activity throughout 2001 as a result of depressed heavy oil prices last year.

Royalties increased to $0.8 million, or 17 percent of revenues, from $0.4 million, or 12 percent of revenues. The higher royalty rate is attributable to higher oil prices and due to higher royalty rates at Seal. The Seal area is eligible for the low oilsands Crown royalty rate of one percent, however, until our application is approved by regulatory authorities, the Company is paying conventional heavy oil royalty rates.

Operating costs decreased to $1.3 million in the first three months of 2002 from $1.6 million in 2001. On a per barrel basis, operating costs were $5.14 compared with $6.29 in 2001. The decrease reflects the continued improvement in operating costs experienced in 2001 resulting from lower well servicing charges.

General and administrative costs were $0.5 million for the first three months of 2002 compared with $0.4 million for 2001. The increase was mainly due to performance incentives provided to certain employees during the first quarter. On a per barrel basis, general and administrative costs were $1.94 in 2002 compared to $1.51 in 2001.

Current tax expenses were $146,000 during the first three months of 2002. This was comprised of $25,000 of Federal Large Corporation Tax and $121,000 of the Saskatchewan Resource Surcharge. The Company does not expect to pay income taxes in 2002.

Cash flow from operations increased 76 percent to $2.1 million, or $0.04 per share, in the first three months of 2002 compared to $1.2 million for the first three months of 2001. Net income for the first quarter of 2002 was $411,000, or $0.01 per share, compared with a loss of $77,000 in 2001.

Netbacks

($/boe)	Three months ended March 31,	
	2002	2001
Revenue	$ 19.51	$ 16.38
Hedging loss	–	(1.97)
	19.51	14.41
Royalties	3.34	1.74
Operating costs	5.14	6.29
Field netback	$ 11.03	$ 6.38

All revenues and expenses from the Hilda Lake SAGD project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage. During the first quarter of 2002, the Hilda Lake project sold an average of 548 barrels of oil per day, resulting in additional revenues and cash flow of $840,000 and $500,000 (2001 – $521,000 and $125,000) respectively. For the three months ended March 31, 2002, wellhead prices at Hilda Lake averaged $17.04 per barrel, compared to $12.73 per barrel for the same period in 2001.

Liquidity and Capital Resources

Capital expenditures were $2.6 million in the first quarter of 2002 compared with $1.0 million in the first quarter of 2001. The majority of expenditures were in the Seal area in northern Alberta, where BlackRock drilled five wells.

BlackRock successfully completed an $18 million equity financing in March by issuing 12,000,000 common shares at $1.50 per share. The proceeds will be used for our ongoing exploration and development program. In addition, the Company issued 658,800 common shares as a result of the exercise of stock options, generating funds of $537,000.

As at March 31, 2002, BlackRock had positive working capital of $18 million and no long-term debt.

Outlook

Heavy oil prices have improved dramatically from the fourth quarter of 2001. We expect that differentials will remain narrow during the summer provided that asphalt demand is high.

We are very excited about our Seal project and look forward to starting the development phase of the project. While no drilling activity will be undertaken at Seal until late in the year, we will focus our activities on planning and construction of infrastructure in the area, as well as developing plans to test the other three potential blocks on the play.

John Festival
President
May 14, 2002

This document contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in documents filed with regulatory authorities.

BALANCE SHEETS

(unaudited) (Cdn $ in thousands)	March 31, 2002	December 31, 2001
Assets		
Current assets		
Cash and term deposits	$ 18,882	$ 1,693
Accounts receivable	3,018	1,132
Prepaid expenses	95	118
	21,995	2,943
Oil and gas properties	45,247	43,823
Other assets	65	70
	$ 67,307	$ 46,836
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accruals	$ 4,058	$ 1,781
Provision for site restoration	710	618
Future income taxes	5,017	5,188
	9,785	7,587
Shareholders' equity		
Common shares	67,808	49,946
Deficit	(10,286)	(10,697)
	57,522	39,249
	$ 67,307	$ 46,836

STATEMENTS OF OPERATIONS

(unaudited)	Three months ended March 31,	
(Cdn $ in thousands, except per share amounts)	2002	2001
Revenue		
Oil and gas	$ 4,669	$ 3,613
Royalties	(800)	(436)
	3,869	3,177
Operating expenses		
Production	1,231	1,578
General and administrative	464	380
Depletion and depreciation	1,278	1,195
	2,973	3,153
	896	24
Other income		
Interest income	28	87
Earnings before taxes	924	111
Provision for income taxes		
Current taxes	146	140
Future income taxes	367	48
	513	188
Earnings (loss) for the period	$ 411	$ (77)
Earnings per share (note 5)		
Basic and diluted	$ 0.01	$ 0.00

STATEMENTS OF CASH FLOWS

(unaudited)	Three months ended March 31,	
(Cdn $ in thousands, except per share amounts)	2002	2001
Cash provided by (used in):		
Operating Activities		
Earnings (loss) for the period	$ 411	$ (77)
Non-cash charges to earnings		
Depletion and depreciation	1,278	1,195
Future income taxes	367	48
Funds from operations	2,056	1,166
Net change in non-cash working capital	(1,569)	(152)
	487	1,014
Investment Activities		
Additions to oil and gas properties	(2,606)	(955)
Other assets	–	(11)
Net change in non-cash working capital	1,983	(7,027)
	(623)	(7,993)
Financing Activities		
Net proceeds on issue of common shares	17,325	4
Increase (decrease) in cash	17,189	(6,975)
Cash and term deposits, beginning of period	1,693	10,734
Cash and term deposits, end of period	$ 18,882	$ 3,759
Cash flow from operations per share		
Basic	$ 0.04	$ 0.02
Diluted	$ 0.03	$ 0.02
Supplemental disclosure:		
Cash interest received	$ 16	$ 70
Cash taxes paid (capital tax and Large Corporation Tax)	$ 146	$ 140

STATEMENTS OF DEFICIT

(unaudited)	Three months ended March 31,	
(Cdn $ in thousands)	2002	2001
Deficit, beginning of period	$ (10,697)	$ (11,254)
Earnings (loss) for the period	411	(77)
Deficit, end of period	$ (10,286)	$ (11,331)

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2002
(unaudited)

1. Basis of Presentation

The accompanying financial statements have been prepared without audit. All material adjustments, consisting only of items of a normal or recurring nature, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods have been made. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2001. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2001 annual report.

2. Nature of Operations

The Company's principal business is the acquisition, exploration, development and production from heavy oil properties in Canada. These activities include the construction and operation of a pilot plant on its Hilda Lake Alberta property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production.

The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest. All revenue and expenses from the Hilda Lake project are being capitalized until the project reaches the commercial production stage.

3. Oil and Gas Properties

(Cdn $ in thousands)	March 31, 2002	December 31, 2001
Petroleum and natural gas interests	$ 37,986	$ 34,971
Accumulated depletion and depreciation	(7,777)	(6,595)
	30,209	28,376
Hilda Lake SAGD project	15,038	15,447
	$ 45,247	$ 43,823

During the three months ended March 31, 2002, the Company capitalized $280,000 (2001 – $138,000) of general and administrative costs related to exploration and development activity.

At March 31, 2002, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,755,000 (2001 – $20,245,000).

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares	Amount
Common shares		
Balance December 31, 2001	54,201,304	$ 49,946
Issued for cash	12,000,000	18,000
Issue costs, net of tax benefits		(675)
Stock options exercised	658,800	537
Balance March 31, 2002	66,860,104	$ 67,808

(c) Stock-based Compensation:

The Company does not recognize compensation expense for stock options granted to employees and directors. Effective January 1, 2002, companies electing not to recognize the fair value of stock options granted to employees and directors are required to make proforma disclosures of net income and earnings per share as if the fair value method had been applied. During the three months ended March 31, 2002, the Company issued 315,000 stock options to employeess. If the Company had applied the fair value method to all stock options granted in 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

(Cdn $ in thousands, except per share amounts)	Amount
Net earnings for the period, as reported	$ 411
Net earnings for the period, proforma	404
Earnings per share, as reported	0.01
Earnings per share, proforma	$ 0.01
The following table sets out the assumptions used in applying the Black-Scholes model:	
Fair value of options granted	378,000
Risk-fee interest rate	5.15%
Expected life (in years)	5
Expected volatility	0.65
Dividends per share	–

5. Earnings Per Share

(Cdn $ in thousands)	2002	2001
Net earnings (loss)	$ 411	$ (77)
Weighted average number of shares outstanding	58,558,504	53,960,971
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options	2,139,893	865,856
Basic earnings per share	$ 0.01	$ 0.00
Diluted earnings per share	$ 0.01	$ 0.00

6. Financial Instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of March 31 2002, none of the Company's future production was hedged.

CORPORATE INFORMATION

Directors

Kenneth F. Williamson [2]
Chairman, BlackRock Ventures Inc.
Independent Consultant
Toronto, Ontario

C. Bruce Burton [1]
Independent Consultant
Thornhill, Ontario

John Festival
President, BlackRock Ventures Inc.
Calgary, Alberta

Victor Luhowy [1]
President, BelAir Energy Corporation
Calgary, Alberta

Kent J. MacIntyre [1, 2]
Vice Chairman and
Chief Executive Officer,
Primewest Energy Trust
Calgary, Alberta

Seymour Schulich [2]
Chairman,
Newmont Capital Limited
Toronto, Ontario

[1] Audit Committee
[2] Governance Committee

Officers

John Festival
President

Don Cook
Vice President Finance,
Chief Financial Officer and Secretary

Brad Gardiner
Vice President Production

Timothy Kozmyk
Vice President Exploration

Address

400, 435 - 4th Avenue SW
Calgary, Alberta T2P 3A8
Phone: (403) 233-2253
Fax: (403) 263-0437

Bankers

Canadian Western Bank
Calgary, Alberta

Reserves Engineers

Sproule Associates Limited
Calgary, Alberta

Auditors

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal

Bennett Jones LLP
Calgary, Alberta

Stock Symbol

The Toronto Stock Exchange "BVI"

Transfer Agent and Registrar

CIBC Mellon Trust Company

Shareholder correspondence should be sent to:
CIBC Mellon Trust Company
600, 333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1

Inquiries about shareholdings, address changes, or lost certificates should be directed to:
AnswerLine: (416) 643-5500 or
Toll-Free throughout North America:
1-800-387-0825
Website: www.cibcmellon.ca or
E-mail: enquiries@cibcmellon.ca

Website

www.blackrock-ven.com